DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

Heerlen, 1 November 2004

Proposed appointment to DSM's Managing Board of Directors

The Supervisory Board of DSM will propose to the Annual General Meeting of Shareholders on April 6, 2005 to appoint to the Managing Board of DSM with effect from the same date

Mr. C.G. (Chris) Goppelsroeder.

Chris Goppelsroeder is currently responsible for the North-American business of DSM Nutritional Products (DNP) and is Project Director in the Vital integration project of DNP.

He is to succeed

Mr. J.G. (Jan) Dopper

who will retire.

The current Managing Board has a narrow age range; three of its five members were born in 1947 or 1948. In the interest of management continuity, the Supervisory Board and the Managing Board aim to spread the retirement dates of the Managing Board members over a certain time span. The retirement next year of Jan Dopper as the oldest member of the Managing Board is in line with this policy.

At the time of his retirement (April 2005) Jan Dopper will have served DSM for over 20 years, of which almost six years on the Managing Board. Before joining DSM he worked for Conoco/Dupont in Europe and the USA for 12 years. As a member of the Managing Board he is currently responsible for five Business Groups in the different strategic clusters of DSM. Furthermore he is responsible for DSM's policy on Safety, Health and Environment (SHE) and the Marketing and Sales discipline, as well as the geographic regions of Asia Pacific (excl. China) and Europe. He has been instrumental in the repositioning of DSM's corporate identity via the *Unlimited.*DSM campaign, reinforced by DSM's partnership with the Dutch Olympic Committee (NOC*NSF).

DSM

Chris Goppelsroeder, born in Switzerland (1959) and of Swiss nationality, has been with F. Hoffmann-La Roche since 1993 in both the pharma and vitamins businesses and joined DSM in 2003 through DSM's acquisition of Roche Vitamins & Fine Chemicals (now DSM Nutritional Products). He studied civil engineering in Switzerland and has an MBA from INSEAD in France.
Before joining F. Hoffmann-La Roche, Chris Goppelsroeder held several positions within The Boston Consulting Group in Germany, Motor Columbus Engineering in Switzerland and the Federal Institute of Technology in Switzerland. Within Roche he spent several years in Belgium running their global citric acid business.

Following Chris Goppelsroeder's appointment to the Managing Board, the distribution of tasks between the Board members will be reviewed.

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales of approximately EUR 8 billion and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM, Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782421
fax +31 (45) 5740680
e-mail media.relations@dsm.com